Exhibit 2

Members of Filing Group

Expedia Lodging Partner Services S.à r.l. (“LPS”) and Expedia, Inc. (“Expedia”) are parties to that certain Amended and Restated Shareholders’ Agreement, dated as of December 15, 2016 (the “Shareholders’ Agreement”), by and among Rolf Schrömgens, Peter Vinnemeier and Malte Siewert (collectively, the “Founders”), and the Issuer, LPS, Expedia, Expedia, Inc., a corporation incorporated under the laws of the State of Washington (“Expedia Washington”) and trivago GmbH. The Shareholders’ Agreement provides certain nomination rights to LPS and the Founders and certain voting obligations in connection with those rights.

By virtue of being a party to the Shareholders’ Agreement, each of Expedia and LPS may be deemed to be members of a “group”, as defined in Rule 13d-5 of the Exchange Act, with the Founders. Pursuant to such definition, each of Expedia and LPS and the Founders may be deemed to beneficially own the ordinary shares of the Issuer beneficially owned by each other solely for such purposes. Expedia Washington is a party to the Shareholders’ Agreement for the limited purpose of ensuring the proper fulfillment of LPS’s obligations under the Shareholders’ Agreement, therefore Expedia Washington is not a beneficial owner of any of the ordinary shares of the Issuer.

Messrs. Schrömgens, Vinnemeier and Siewert own 16.5%, 12.6% and 2.5%, respectively, of interests in trivago GmbH, a subsidiary of the Issuer. Subject to certain conditions, the Issuer intends to consummate a transaction pursuant to which trivago GmbH will be merged with and into the Issuer (the “post-IPO merger”). Assuming the completion of the post-IPO merger, the Founders’ interests in trivago GmbH will be converted into Class A shares or Class B shares of the Issuer. Following the post-IPO merger, assuming it occurs as contemplated and assuming that the entirety of the Founders’ interest in trivago GmbH is converted into Class B shares of the Issuer, the holders of American Depositary Shares representing the Class A shares of the Issuer will collectively hold 8.6% of the economic interests and 0.9% of the voting power in the Issuer, the Founders will hold 31.7% of the economic interests and 34.3% of the voting power in the Issuer, and the Reporting Person will hold 59.7% of the economic interests and 64.7% of the voting power in the Issuer.

The share ownership reported for the Reporting Persons on this Schedule 13G does not include any ordinary shares of the Issuer owned by the Founders, and each of the Reporting Persons on this Schedule 13G disclaims beneficial ownership of any ordinary shares of the Issuer owned by the Founders.